Exhibit 21.1

Subsidiaries of HubSpot, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
HubSpot Ireland Limited	Ireland
HubSpot Asia Pte, Ltd.	Singapore
HubSpot Australia Pty Ltd	Australia
HubSpot Japan K.K.	Japan